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Filed by Gart Sports Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Sports Authority, Inc.
Commission File No: 1-13426

THE FOLLOWING IS A TRANSCRIPT OF AN EARNINGS CONFERENCE CALL HELD ON MARCH 6, 2003:

Final Transcript

CCBN StreetEvents Conference Call Transcript

GRTS—Q4 2002 Gart Sports Company Earnings Conference Call

Event Date/Time: Mar. 06. 2003 / 8:30AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

Geoff High
Pfeiffer High Public Relations—Investor Relations Counsel for Gart Sports

Doug Morton
Gart Sports Company—Chairman of the Board—President—CEO

Thomas Hendrickson
Gart Sports Company—CFO, EVP, Treasurer

CONFERENCE CALL PARTICIPANTS

Richard Nelson
CFA Stephens, Inc.—Analyst

Ian Corydon
B. Riley & Co.—Analyst

Jeffrey Sonnek
U.S. Bancorp Piper Jaffray—Analyst

Glen Crevlin
Glenhill Capital—Analyst

Rick Zing
Analyst

Steve Martin
Slater Capital Management—Analyst

Ronald Chez
Private Investor—Analyst

PRESENTATION

Operator

        Good morning ladies and gentlemen and welcome to Gart Sports, fourth quarter and year-end results conference call. At this time, all participants are in a listen-only mode. Following today's presentation, instructions will be given for the question and answer session. If any one needs assistance at any time during the conference, please press the star followed by the zero. As a reminder, this conference is being recorded today, Thursday, March 6th of 2003. I would now like to turn the conference over to Mr. Geoff High of Pfeiffer High Public Relations. Please go ahead sir.

Geoff High—Pfeiffer High Public Relations—Investor Relations Counsel for Gart Sports

        Thank you Marcia (ph) and good morning to everyone participating in today's conference call. A re-broadcast of today's call will be archived within the investor relations section of the Gart Sports website until March 20th. Before we get started, I would like to remind everyone that the cautionary language associated with any forward-looking statements made during today's call, is included in today's new release. I would now like to turn the call over to Doug Morton, Chairman, President and Chief Executive Officer of Garts Sports; and Tom Hendrickson, the company's Executive Vice President and Chief Financial Officer. Doug, please go ahead.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Geoff thanks. Thanks for joining the call everyone. We are pleased, we could all have you here to take part in our fourth quarter conference call to discuss the fourth quarter in detail, discuss the business trends. I will give you a little color commentary on the company's business strategies during the quarter and some things that affected the business. I will turn the time over to Tom to review the income statements and balance sheets. It was a very difficult retail climate during the fourth quarter. We still were able to deliver a 17% increase in net income through a combination of strong margin performance and a very strong focus on tight expense controls. Additionally, we reduced inventories on a per square foot basis by 1.9% year-over-year and finally delivered a $1.03 EPS for the quarter.

        It's very difficult retail environment, we had a shorter period between Thanksgiving and Christmas. But, the major thing that affected our company's top line during the quarter was very very warm weather for the first two weeks of November, we had a very strong comp sale performance high single-digits, fueled by snow and cold weather in lot of our major snow markets and in fact, our comps continued very, very strong relatively through November and as the weather increased to something that was significantly warmer and drier than normal through the western half of United States. In the balance of the quarter, we experienced very, very difficult comps to our trends, early on December and through the balance of the quarter.

        We reported a negative 3.2% comp for the quarter and frankly our business overall was different market-by-market and we will talk a little bit about that later. But, where we experienced normal weather patterns, our comp store business was in the mid single-digits and very, very strong.

        We were actually mid single in a lot of the businesses that weren't weather driven, our indoor games, basketball systems, outdoor games, things that were holiday and gift giving categories were very strong during the quarter.

        When you look at the geographic areas, we actually experienced a mid single-digit comp store sales increase in the State of California, markets were fairly typical of weather patterns during the fourth quarter like Minnesota have strong business trends, and some of the markets where we were affected by both winter and the pre Olympic activity in Utah and Colorado had very, very difficult business trends during the quarter. We did experience vast changes geographically and I think it was really all weather driven. When you look at the non-weather categories inside of all those regions, they all performed very consistently. Our footwear business during the quarter was affected by the winter component of pack boots, hiking boots and things people buy when there is snow and cold weather on the ground, it is a very difficult business.

        Our outdoor hard-lines business, which is, includes the ski and snowboard business was down on the very low end of single-digit range and the total hard-lines business was down 1.9% for the quarter. The soft-lines businesses seasonal sportswear, which includes the winter business, was actually relatively flat for the quarter. And that was really, what I think was a strong performance with our business focused on key items, strong values in our private brand business that significantly enhanced that category during the quarter. So, overall, we were effected strongly by snow, stronger by the lack of need, by people's lack of need for cold weather apparel and footwear during the quarter. I think we did great job of managing our merchandise margins during the quarter, which were up 150 basis points. We were less promotional in footwear during the quarter. It resulted in a very strong margin performance and a high single digit, negative comp during the quarter. It was one of the most disappointing categories in the quarter.

        On the positive side, our men's active wear business was up low single digits, snowboards was up low single digits, our athletic hard goods, which is the team component and indoor and outdoor games were up, low single digits. Bicycles were up high single digits. One of our seasonal categories was swim, was up high single digits, which I think reflects the strong business that we had in California and some of the warmer weather markets. I think I have talked about the bad stuff, primarily the footwear categories, and a lot of the components of stuff that were driven by snow.

        Gross margins on a reported basis improved 60 basis points over the quarter.

        We think that we did a great job of managing the margin component of the business, we were less promotional in certain categories that didn't seem to be impacting top line and I think the combination of Gart and Oshman's that was completed a year and a half ago continues to add value on the margin line. I think it's very typical of what we saw, post the Sportmart combination in 1998 as margins continued to grow over a two-year period. We were very excited about continuing to see the margin enhancement that was driven by the combination of the two companies and by the private brand businesses that we have been able to grow to about 3% of revenues during the quarter.

        So, we think that that was all a very strong contributor to us being able to achieve $1.03 for the quarter.

        We opened a significant number of new stores last year, which Wichita, Kansas in Q1, Folsom, California in Q2, Englewood in Q2. West Wichita opened in Q3. A store in West Denver opened in four, Westheimer (ph) in Houston in four, Katy (ph) in Houston and Fresno in California, all opened in Q4 for a total of eight. All of the new stores are at or above their original pro-formas.* They are going to be all accretive and all adding to value in the future.

*
Based on assumed average return on investment.

        We also closed seven stores during 2002, which was an interesting change; we closed 151,000 square feet and that 151,000 square feet contributed less than $50 a square foot of revenues. Part of those were related to the Oshman's acquisition, which we told you we would be closing some stores, two lease expirations in Garts that related to mall based stores those we have indicated in the past will be not part of our future. We're down to, I think one of those left in the company today and it continues to be a focus on restructuring and closing some of the under performing assets that we acquired during the Oshman's acquisition a couple of years ago. There are very few of those that are left to deal with today, and in fact the largest one of the most unprofitable of those stores closed during the last quarter.

        So, we are very excited about that. It allows us to focus on strong performing assets. New stores are performing well. We also have currently 15 stores scheduled to open in 200[3]. They are all backfills into those markets and regional expansions of the company. New store openings in Arizona, Illinois, Texas with 4 new stores next year. One new store in Colorado and some additional stores expanding our Midwest presence in St. Louis. These stores average a 150 or 160 dollars a square foot in their first year on a pro forma basis. We've actually not opened any new stores that didn't hit pro forma in the last 3 years.** So, we are very excited about the real estate opportunities we have ahead of us. Some of these actually are with the results of Kmart store closings in their first wave and help us continue to position the company strongly in the Illinois market.

**
Based on average return on investment for all new stores opened from 1999 to 2001.

        For the first quarter of 2003 we are up against 5.5% comp through the Winter Olympics and the cold weather from a year ago. It was actually the strongest quarter we had a year ago. We think that it's early in the quarter. We are feeling just got past the Olympic impact from Utah, which was very significant, and as we see it, I think that company's current guidance is something that we don't plan on changing.

        We're giving strong margin improvement; we have [it] planned in the quarter as Easter is later this year. I would characterize February as what we expected because of the impact of the Olympics and the balance of the quarter is actually the largest part of the revenue component and with Easter being three weeks later it is typically a much stronger spring for us when Easter is later, especially in the Midwest. I think the thing that is very positive for the company going forward, when you look at Q2, is negative 1.2% with Colorado market, which is the big component of our business was down 30% in June. Really driven by the fires and the drought. Good news is Colorado is back to normal weather patterns, we're getting some snow here and the moisture level seems to be growing. So, we don't expect to see a repeat of the unseasonably dry and warm year that we had last year. Colorado was actually the driest and warmest year it had had in over 170 years.

        We think we are back to kind of normal weather patterns so we are expecting a very strong spring business performance Q2 with that 30% decline in Colorado really is looks like a fairly easy number for us. So we do expect winter weather patterns to continue to be normal and we're fairly optimistic about the spring season. As we start to see some of our spring businesses like baseball performing very very strongly early on in markets where the season has begun and our apparel businesses continue to be strong and consistent in high margin, gross margin dollar growth businesses for us so I think that we are comfortable about our current guidance on the street and I think on average, the analysts have us at about $2 post our Sports Authority announcement and I think if things change, we certainly will change our guidance. But currently the company is very comfortable with where we are at and expecting strong spring businesses to continue to improve.

        With that I will turn the time over to Tom. He will be able to give more in depth analysis of income statements, balance sheets and some of the other things that were the highlights for the fourth quarter and the year.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        Thanks Doug. So we will go ahead and start with a review of the P&L fairly quickly and then we will talk about the balance sheet. Just some of the highlights. Again, total sales for the fourth quarter increased 0.3%, that's $316.8m versus $316m last year and the comp sales actually decreased 3.2% during the quarter. Doug, again commented on some of the reasons for that. The good news is that reportable gross profit during the quarter was $88m or 27.9%, for quarter which was 60 basis points higher than the 27.9% rate delivered in the fourth quarter last year and again that's kind of a continuation of the trend we have had post-Oshman's and again a continuation of a year long trend. And we felt very good about that.

        But just as good is the Selling G&A and expense dollars if you look for the quarter, they were $64.9m or 20.5% of sales, which again is a real good strong improvement over the last year's 20.7% rate, excluding integration cost. So, again we came into the quarter knowing or expecting it to be a little tougher from a top line stand point and we did a—I think, a very good job for the couple of quarters in a row here, really trying to control and limit our exposure by controlling expenses short-term. Pre-opening costs in the quarter were $533,000 and that really represented the cost with opening the four stores during the fourth quarter, which Doug had highlighted on. If you look at the last year's number was $408,000 and it really represented the cost of five stores, although some of the costs showed up in the third quarter. Our cost on a—for a pre-opening on a store-by-store basis, continues to meet the model number of $125,000 a store.

        Operating income for the quarter was $23m versus $20.6m last year, up about 12% and a 0.3% sales increase, again in a difficult environment, we felt pretty good with that. Interest expense in the quarter was $2.2m, about $600,000 lower than the $2.8m last year and again that contributed to our profitability, but we felt pretty good about that as well. Other income was $134,000 for the quarter versus $188,000, pretty well flat and net income for the quarter was $12.8m versus $11m last year, excluding the integration costs and then EPS was $1.03, which was the guidance that was out there earlier and that's versus a $0.95 last year.

        So, again I think, if there is one thing you can summarize looking at the quarter is, difficult top line and yet at the same time the margin expansion and controlling of expenses, we hit the numbers, which I feel pretty pleased with. On a full year basis, we did $1.051b versus $935m last year, again the biggest part of that increase coming from that fact the Oshman's acquisition post-June 07 and I would say comps for the year were actually slightly positive and again that was driven by strong early year comps and tougher as it got throughout the year with everything that was going on, particularly in the Rocky mountains.

        The reportable gross profit for the year was $274m or 26.2% for the year, which is 60 basis points higher than 25.6% rate delivered last year. But, I think just as importantly here this is a continuation of the story we talked about post-[Sportmart] acquisition. If we go back in 1998, our gross margin in that year was 23.4%. So, this is been a story every year, where we have seen a nice expansion in gross profit, which I think is clearly been one of the reasons we have been able to drive our EBITDA up as well as we have over the last few years, even—despite softer sales. Selling and General Administrative dollars for the year are $227m or 21.7% and is 10 basis points better than last year's rate. But I think just as importantly again, if you go back to last year, we typically showed a chart which was 1997 or 23.1%. So, and our margins continue up, expenses continue down. We will get into some of the highlights, when we talk about the merger with Sports Authority, we think that we will create enough money to help us push the top line and I think that's the last part of our equation, it will really help us deliver the results we need to be delivering. Pre-opening costs for the full year, $1.2m versus $840,000, and all that is again at 8 stores this year versus 6 stores last year.

        Operating income for the full year was $46m versus $35m, I think the good news here, we had a sales increase year-over-year of 12% and the operating income was up 31% and that's real positive. Full year net income, that's $23m versus $15.9m last year, excluding the integration costs, are up about 46% and the full year earnings per share is a $1.86. I think, we talk about it being versus the $1.54 [in 2001], which is good, that's versus a $1.24 the year before, $0.23 the year before that and $0.03 the year before that. So, the earnings per share push has come from the expanded gross margins and the control over expenses and the leverage off of expenses continues to be very significant.

        If you talk about the balance sheet, just a couple of comments here, you know as difficult to us as the fourth quarter was from a top line stand point, the good news here was inventory, $333m. Actually on a per square foot basis, down almost 2% year-over-year. So, you know, our other drive on this has been to drive inventory down, I think, if we have had the sales increase we were looking for, inventories probably would be down close to 5% year-over-year. Just a couple other notes on the balance sheet. Accounts payable was $154m and if you look at it as a percent to inventory, it is about 46%, you'll notice that payables did move versus last year. I think, the last year, was abnormally high, mostly due to the shifting of the Oshman's operations up here to Denver because the 46.1% payables to inventory rate at the end of 2002 is very close to the 2000 rate of 46%. So, that's about what we should run at the end of a year.

        Base debt at the end of the year was $121m versus $158m last year, I think a couple of good news points here, you know other than the payables shift, I think everything looked good from a balance sheet stand point. Our capital, just about approximated our depreciation/amortization again. If we look at our NOLs that we will have available coming out of this fiscal year, we still have about $36m worth of NOLs, which means basically, we wouldn't I don't see us paying any cash taxes until possibly sometime in the fourth quarter of 2003, which is good news and then lastly, just from the debt to capital standpoint, what this really drives you to is a debt to capital at the end of the year, that's below 38%, which I think really positioned us well for, as we can talk about some of the bullets on the Sports Authority merger with us, but I think from a balance sheet stand point, we feel we were very, very solid. And I think at this point, I think, Doug you want just touch a couple of points on the Sports Authority merger.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, I think it's from just an update standpoint, we're planning our regulatory and SEC filings next week. We again expect no issues with either regulatory or other filings here, the transaction is still something we expect to close, either early in the third quarter or very late in the second quarter. We are very excited about the combination of the value it brings. I think, if you look at our continued performance in California, it really does show the power of becoming easy and friendly to the consumers, the growth in California from the first acquisition with Sportmart has been from 22 stores to 41 through growth and acquisition, it continues to be our strongest market on a consistency basis from a comp store growth standpoint and performance standpoint, we think the combination of Gart and Sports Authority allows us to really trade that national brand awareness and give the consumer significantly easy shopping access to the brand and many major markets and the growth in private label will be very exciting for both of us. We were very excited about the potential of combination closing early and getting on with improving shareholder value. And we will turn the time over to you for questions now.

QUESTION AND ANSWER

Operator

        Thank you sir. Ladies and gentlemen at this time we will begin the question and answer session. If you have a question please press the star followed by the one on your push button phone. If you would like to decline from the polling process, press the star followed by the two. You will hear the tone prompt acknowledging your selection. Your questions will be pulled in the order they are received. If you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment please for the first question. And the first question is from Rick Nelson. Please state your company name followed by your question.

Richard Nelson—CFA Stephens, Inc.—Analyst

        It's Stephens. Good morning guys.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Good morning.

Richard Nelson—CFA Stephens, Inc.—Analyst

        Can you talk about inventories in winter goods given the sales shortfall there?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, actually we expect to close and we are right on track to close the winter season. We really don't look at those at the end of the year as much but we're actually down today in real dollars on two of the categories and expect to close the season out down at all three of the way category snowboard, ski apparel and equipment against the prior year with a much larger store base. So I think we managed them appropriately. Margins had actually have been good. The Private label business and the winter apparel business in the fourth quarter was very enhancing from a margin stand point and we did not—we continue to manage this business with an approach that we buy for bad winters and backfill the business as needed if we—it gets very strong so I am not at all concerned about those inventory levels. We will be down in real dollars in all three by the end of the first quarter. Easter being a little later will help a little bit but the reality is we are actually down in real dollars today and the good news is the inventory is both fresher and better today than it was a year ago no matter what the total dollars are, so it's not a risk for the company going forward.

Richard Nelson—CFA Stephens, Inc.—Analyst

        You mentioned that you are not changing your first quarter guidance. I am wondering what that guidance was in terms of comp and EPS?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        I think the EPS that's out there, I guess when we are talking about guidance Rick, we're just looking where the street is at this point and I would say that if there was any guidance coming out of the company I think the consensus would be more slightly negative comps in the first quarter. But I think from an earnings per share standpoint, not nearly as concerned on earnings per share standpoint mostly based off of what we have done over the last several quarters with expenses and gross margins and then I think that again to Doug's point, the comparisons get easier as you move through the year from a comp sales standpoint and there we should see some expansion because its difficult as again the Hunt, Camp, Fish categories were starting in May last year to the point that Colorado was down 30% at that point. I'll tell you, we're about 90% of snow pack today of normal which would tell me that we shouldn't be comping negative against those kind of comparisons which I think is real positive.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Rick, I think the other thing that you kind of look at how February ran and we—that winter Olympic number was very significant, I think we've all known that and the reality is that we have come out of that and got past that, the winter categories have been pretty darn strong and snow sports apparel has been comping in March in the high teens and we expect to see pretty reasonable performance through the balance of the quarter given the fact that Spring breaks are later and Easter is later and we have got past that time period in Utah, the business is actually clearly picked up on the winter businesses and at least in Gart side of the business that is very significant in March still so baseball businesses and some of spring businesses have kicked in and early on are very strong. We've got very strong inventory positions in cleated footwear and the things that really drive consumers into our doors during the Spring as we get into the start of the baseball season, soccer season and all those things. So, we see those businesses coming on strongly. I think we are comfortable with where the street is on an earnings standpoint. I would expect this to be slightly negative comp although there is a long way to go there.

Richard Nelson—CFA Stephens, Inc.—Analyst

        Great. Thank you.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thank you.

Operator

        Thank you. The next question is from Ian Corydon, please state your company name followed by your question.

Ian Corydon—B. Riley & Co.—Analyst

        It's B. Riley and Company. A little more clarification on the guidance, if I could? You mentioned $2 for the year, and that's post-Sports Authority, does that assume that the Sports Authority closes in beginning of the third quarter?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        Yeah, it does Ian.

Ian Corydon—B. Riley & Co.—Analyst

        Okay.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        I think, then the issue is, if that closes at some different date or later in the third quarter, it's clearly, I think the thing that we should caution everyone about, is that it could clearly have an impact on that $2 number in one way or another.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        Yes, that's the one moving target we have.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Because they are, you know, I think if you look at the companies on a relative basis, the Sports Authority in Q3, has a significant loss during the quarter and ours is a slight profit, I think the timing on the closing can be very material in how the companies combine perform for the year.

Ian Corydon—B. Riley & Co.—Analyst

        Right. It looks like the first call consensus estimates out there do not take into account the Sports Authority. So, what's kind of the dilutive impact that you see in the year assuming that the acquisition closes at the beginning of the third quarter?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        Well, I think the consensus on a company pre-Sports Authority merger was $2.12, and so bottom line is what you have seen in the models going to $2, is basically the impact of Sports Authority for the second half of the year.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, I mean, there could be some dilution, there really is a timing issue. I mean if this thing closes in the second quarter; it would be significantly different from that.

Ian Corydon—B. Riley & Co.—Analyst

        Right. Okay and I didn't catch out of the stores you closed. How many of those were Oshman's?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        Five of the seven were Oshman's and all allow for reserve for purchase accounting and then the last two were Gart small mall stores and again the good news from that standpoint, these stores generated about 50 bucks a foot in sales, they were the stores that should have been closed.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, if you take the two Gart stores, they were on the high $90 range, the Oshman's stores were in the $30 range that got closed. So, they are all part of that group, that we told people as we got the leases dealt with we'd close them and that getting out of those things was good for the company.

Ian Corydon—B. Riley & Co.—Analyst

        Okay, and then could you just comment on how Alpine design sell-through during the quarter?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, sell-through was spectacular, maintained margin in the brand was in the range of 1,400 basis points higher than the category. The sell-through during the quarter was about 66%, given the way we buy it, that is meaningful, that means that will probably sell through faster than balance of the company's inventory. Remember our winter sports business is designed to go through the end of March. So, we expect it to have a sell-through probably 20% higher than the balance of the business it is pretty exciting. The brand has been very well accepted by the consumer and some of you might have seen this Ski and Skiing magazine, advertising that started in November and ran again in December. So, we are going to continue to build the brand, the margin enhancement is there, when it's the first year out of the chutes because of a lower volume we got, you know, what is going to amount to 1,300 basis points higher margin in that brand than we did in the balance of the group and it did it on reasonable inventory investment, and all the costs are loaded into the margins. So, we are very excited about it.

Ian Corydon—B. Riley & Co.—Analyst

        All right, thanks a lot guys.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thank you.

Operator

        Thank you. The next question is from Brent Rystrom. Please state your company name followed by your question.

Jeff Sonnek—U.S. Bancorp Piper Jaffray—Analyst

        Piper Jaffray, this is actually Jeff Sonnek for Brent. Can you talk about your comp in terms of traffic and average basket?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, we track average transaction Jeff and our average transaction in the company was up, it was up, probably in the 1% range. I think if you look at the average transaction growth where we're seeing significant average transaction growth is in the Oshman store base. And similar to what we saw post the Sport Mart acquisition, the Oshman's average transaction was up near triple what the company's average transaction was up. So, the company traffic is pure and simple, and it was really driven around, cold-weather components, because if you look at the other businesses that we have used fourth quarter business being strong, exercise and the indoor game categories and the outdoor game categories things like trampolines our business was rock-solid. And I think it is evidenced by the fact that we had, a nearly 9% comp store sales increase in the bicycle category, some of that was driven by great products and good timing. But the reality is it was easier for people to buy and use bicycles in the fourth quarter in many of our markets than it was winter sports equipment. So.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        I think the other thing just to point out in the trend which would highlight what happened during the quarter in terms of traffic. We came the third quarter conference call, was about half way through November and our comps were actually like up over 8% and so it really gives you an idea what happened from a winter flow as we progressed throughout the quarter. Because as good it was early, it was about that bad late.

Jeff Sonnek—U.S. Bancorp Piper Jaffray—Analyst

        So, could we assume around negative?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Probably negative 4% in traffic count.

Jeff Sonnek—U.S. Bancorp Piper Jaffray—Analyst

        Okay. For total company?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, I think that when you look, well that would be comp stores. I mean total company is…

Jeff Sonnek—U.S. Bancorp Piper Jaffray—Analyst

        Right, yeah but I am sorry, but inclusive of Oshman's stores.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, somewhere in that range. I think the reality is Jeff, when you look at department-by-department which we do; it was all in and around the winter category [and footwear].

Jeff Sonnek—U.S. Bancorp Piper Jaffray—Analyst

        Okay, and…

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        You know, a lot of it came later, especially in January when the winter business in Utah for the pre-Olympics activities got, you know, significant. We had a contract to sell winter boots to the individual contractors servicing the Olympics and that was huge traffic for us. So, the good news from my standpoint is the core, non-weather affected categories were very strong and the traffic for them was good. And our advertising response for them was very good. So.

Jeff Sonnek—U.S. Bancorp Piper Jaffray—Analyst

        So, were there any mark-down activities to try to drive traffic through to sell the some of the winter apparel?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        We promoted the winter apparel normally through the fourth quarter. We had in our plan a liquidation model in the winter. We always do, we are in the middle of that plan today. Top lines are very strong. We don't expect any issues from an inventory standpoint. It wasn't particularly margin impact full on the business. So, we got good margin enhancement out of a lot of categories and frankly I think because of the add-in of Alpine Design and some of the key items that we did, the winter apparel margins were good.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        I don't think you want to be promoting heck out of winter product, when it is not snowing. It was not cold. I mean…

        Only because it was…

        One of the reasons why our margins were up in the quarter.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        I think the margins were good. The inventory position was in the risk. And the private brand part of it really was a value added in the margin enhancement.

Jeff Sonnek—U.S. Bancorp Piper Jaffray—Analyst

        Great thank you.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thank you.

Operator

        The next question is from Glen Crevlin, please state your company name followed by your question.

Glen Crevlin—Glenhill Capital—Analyst

        Good morning. It's Glen Crevlin at Glenhill Capital.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Hi.

Glen Crevlin—Glenhill Capital—Analyst

        I had two questions. First, if you could just give me a little feel on the gross margin, mainly for the year in terms of what some of the components of driving that may have been in terms of you know, less mark downs, better markup systems, a sort of feel of what the drivers were? That's my first question.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Well when I think when you look at it, it's a component of everything I think we had. As we continue to bring our inventories down, it's probably better use of some of the systems that we put in two years ago, the implementation of Arthur Planning and allocation two years ago. It is yielding what I think are results from the right inventory at the right places at the right time. It's also the long lived impact of the Oshman's acquisition as we were able to aggregate the two company's buying merchandise acquisition processes and rationalize the thing, it is giving us the impact that we expected to get, continued margin enhancement through better buying practices, and the private brand businesses continuing to grow our bottom line in terms of margin. It's been very very impactful on the business during the summer and during the 4th quarter. I think it's a component of everything. There's never one silver bullet for the margin enhancement in a retail company. I think our supply chain enhancements that we've done are yielding a lot of improved margin, lower mark downs because we're putting the right stuff in the right place and I wouldn't say that we have been any less aggressive at, you know liquidating aged inventory, we are in a better position from an aging standpoint today than we have ever been and I think it's a lot of better inventory management, better business practices.

Glen Crevlin—Glenhill Capital—Analyst

        Okay. Second I had, any important new products or brands being offered this new fiscal year?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        You know, one of the things that we were very excited about is the company will be the first, that I know of, retailer to sell Bowflex at retail. It's been a direct to consumer brand, it's been very, very strong. We will be introducing the product in the stores late in March. We think that's going to be a big, big driver of traffic, one that we are going to get behind, exercise already a huge part of our business is very, very impactful on the business and something new and different and, one of our other vendors is bringing out a competitive product, at slightly lower prices, but we are excited about that, it's a big traffic driver and we are also excited just generally about what's going on in baseball today. The baseball business is our largest single category in the spring. It seems to be starting very hot, some new regulations around softball bat sizes are going to create some consumer demand there at high end and I think those are some for the new things, but I think we've got a lot of new and exciting nuances in the business where we are trying new categories, I think generally we were very excited about our spring business plans.

Glen Crevlin—Glenhill Capital—Analyst

        Okay. Just Tom, one question, just looking at the balance sheet year-end, any debt besides long-term debt, I am not sure what's in some other categories?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        No. Just the revolver, Glen.

Glen Crevlin—Glenhill Capital—Analyst

        And that was not drawn on at the end of the year?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        No the revolver would be in the, it's in your number, that's the long term debt.

Glen Crevlin—Glenhill Capital—Analyst

        Okay. So, that's in the $121m?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yes, that's the only thing in $121m.

Glen Crevlin—Glenhill Capital—Analyst

        Okay. So, basically you've reduced debt on a net basis about $36m year-over-year?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Right and that's after doing a significant amount of stock buy back in the third quarter or so.

Glen Crevlin—Glenhill Capital—Analyst

        Okay. You would expect, ex-Sports Authority to generate what kind of free cash flow for the new year, I guess if you give me D&A and CAPEX, I can get there, but—?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        What the D&A from this year will be about another about $25m bucks and our CAPEX would be about $30m on a stand-alone basis. Yes, if you drive the EBITDA number through there and then I would also load in, I would continue with a payables percent to inventory that would be equal to about 46% and I would drive the inventories down about 3% on a square foot basis. So, again, when we look at the inventories, that basically funds, just about funds the new store growth. So, put that in conjunction with the fact that the $36m NOL number that we are not paying taxes on the first $36m of earnings made. You know, yeah we do kick off some pretty good cash again this year on a stand-alone basis.

Glen Crevlin—Glenhill Capital—Analyst

        Okay. That's very good. Thank you very much and good luck.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thanks.

Operator

        Thank you. The next question is from Rick Zing. Please state your company name followed by your question.

Rick Zing Analyst

        Hi, it's Rick Zing at [Carch?] Capital. Just had a question on your full year guidance that you gave reference to, that you are in line with the street on your own, but the TSA brings you dilutive by 12 to 13 cents. I was curious, aren't there synergies that you get, as you indicated in your press release when you merge and why is the deal dilutive this year with the synergies?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        It's a good question, but it really speaks the way we laid the synergies in the first year. We said, basically almost slightly dilutive is how you have the first 12 months. Second 12 months we said would, are actually the next year would be $20m of synergies and then next year would be $40m and the reason it works that way is that in the first year, you typically have some synergies that are harder to get in year one. But, by the time as the year progresses, what happens is your gross margin synergies start to kick in and you start to see those mostly at the end of year one and start to see them in a major way in year two. If you look at the Sportmart transaction and you look at the gross margin improvement, the two-year is out of this 50bps, in year one and a 160bps in year two. So, from a relative standpoint it tells you it comes more in the back end. On the expense side, one of the synergies we have in here, for example is advertising in overlapping markets and bottom line at the end of the day, you don't get that immediately, that's something you got to re-brand stores, you have to and so it comes maybe six months after. So, when you look at the year 2003, this year and you see you are going to close the thing mid way through the year, what you end up getting is you don't get a lot of those savings until you get about six months into the year and that's why the model reflects a slight dilution.

Rick Zing Analyst

        All right. The dilution is on top of the $20m pre-tax synergies?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        No, no, no, no. So, you've got to remember the $20m, it was a fiscal year '04 number. What you are seeing in '03, we didn't give any synergies in '03.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Rick, I think the issue is timing.

Rick Zing Analyst

        Oh, I see. Fiscal year '04 means, not March or not, sorry not January '04, you mean January '05?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        January '05, yeah. If you look at the transaction closing the later it gets, the fewer synergies we'll get. If this thing gets closed in the late part of Q2, there is significant opportunity for synergies and cost reductions in Q4.

Rick Zing Analyst

        It's really like a year and half before we start seeing real benefits of.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        No, no, no, no.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        We will start seeing the benefits in Q1, Q2 of '04.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        Right, which would be your January '05?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        January '05.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        Yeah. So, to your point, we showed $20m of savings in that year. But, it's just really this year they were into, right now for fiscal '03, you don't see any and then you start to see in some in the first half of fiscal '04 and then you really start to see it in the second half of this fiscal '04.

Rick Zing Analyst

        Right.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        From the timing standpoint, if you think about the fact that to re-brand, we need to make sure the assortments are consistent, so that from an advertising message standpoint for the consumer that we have the same products in both companies. It's not an overnight process, if you think about the Oshman's transaction, we re-branded three stores in late August on a June closing, just to make sure that systems and the process worked, we did the balance of the 12 or 13 stores that we re-branded in the early part of November and that was a rush. So, we would expect to maybe get Chicago re-branded, if transaction closes in Q2, and the reality is we want to make sure that we keep both companies, consumer loyalty and the re-branding methods will be a little bit slower, but it's definitely got a lot of value and it's just a matter of timing.

Rick Zing Analyst

        Right, and with pressure on the same store sales at least initially, the getting to EPS number is more from gross margin or more from SG&A?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        I say it's a combination of both. I mean, if you look in the fourth quarter, it was a little bit more of gross margin than it was expenses. So, I think, it typically would be in gross margin, that's probably your highest upside.

Rick Zing Analyst

        And that's from mix shift or better buying or?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        It was everything, it was better buying, which we have done post Oshman's. Number one, it was the private brand business which was—Point two and point three was just taking a little bit less promotional stance, because in the fourth quarter again, when it wasn't snowing and it wasn't cold, it didn't do us any good to advertise winter outerwear in Denver.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        And I think if you would have looked at us, we are pretty promotional on paper, but I think it's how we handled it from a mark down strategy stand point. So, I think we actually got improved margins on every major event we ran in the quarter. So, it was good from that standpoint, it was just a matter of, we think that we are going to be tough because of this Olympic thing in the first quarter, it's going to get better in the spring and I think that the company's spring businesses have started off strong, I think they will continue that way. We think Q2 is pretty easy.

Rick Zing Analyst

        Thank you.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thanks.

Operator

        Thank you. The next question is from Steve Martin. Please state your company name followed by your question.

Steve Martin—Slater Capital Management—Analyst

        Hi. Slater Capital Management. Good quarter in a tough market guys.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thanks Steve.

Steve Martin—Slater Capital Management—Analyst

        In terms of the buyback that was in place and I guess to follow-up Glen's question on cash flow. What is your position on that and what's the status going into the deal? Does that restrict your buyback? Do you have any intention of buying back and what happens with cash during the first part of the deal?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Hi, Steve. I think at these prices we'd be buying back if we could. Our legal counsel have advised us we're in registration—we can't do it.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        We had bought back prior to the deal though about $18m in total.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        At this stock price I'd be buying back like a maniac, but we're not.

Steve Martin—Slater Capital Management—Analyst

        Does that mean that you will not be able to buy back until the deal closes?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        I think that's correct.

Steve Martin—Slater Capital Management—Analyst

        Okay. Therefore Tom, in terms of the cash and debt levels throughout the year, can you give us some guidance on that and what your interest rates and expenses look like?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        I'll tell you from an interest rate stand point, we are two percent over LIBOR and may go to 175 over LIBOR and you know what LIBOR is running? It's probably 1.3%, so the bottom line is that most of our borrowing today we are not paying much more than 3.5%. So, that's real positive and I think Steve, again on a stand alone basis I think we felt that we could pay down debt $20-25m again by year end and do that fairly conservatively.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Steve, when you look at the CAPEX because in the new store opening schedule, lot of it is going to be later in the year because I think its 65% of our new stores in 2003 will open in the later 3rd quarter, fourth quarter or so.

Steve Martin—Slater Capital Management—Analyst

        So, that means you'd pay more down in the early half of the year?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yes. It's likely going to be that way.

Steve Martin—Slater Capital Management—Analyst

        Okay. The competitive levels out there, you said you didn't promote given the—very well. You didn't get aggressive given the weather and everything else. What are you seeing from the footwear based guys and what are you seeing from the Galyan's of the world right now?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        I would describe it as Status quo. I don't see anybody getting crazy, aggressive. The footwear business as you know has been promotional. It continues to be that way. I don't think it has changed much. The reality is that I think the consumer is kind of soured on some of the stuff out there and it may not be driving the much top line. New product is working. Some of the—when I look at our top ten sellers every week it continues to be new and then higher price points that we have historically seen at retail for us and that's been good. It's been driven by running, it's been driven by the kinds of things that have always worked for us and our brown shoe business continues to grow. It's really an initiative for the company in 2003 to expand that and to improve the productivity on a per square foot basis of the overall footwear area. That's working for us, we're seeing some exciting things there, but I don't think its any more or any less promotional today than it was in the past. This is,—if you think about the promo cycle, a lot of the markets that we're in, it gets much more aggressive around Memorial Day and Father's Day and March tends to be a seasonal change outs. So, I think, it's people doing their normal end of winter liquidations and it seems to be about status quo from a promotional standpoint. I don't expect the footwear business to get any less promotional in a real way until consumer demand on the category comes back up.

Steve Martin—Slater Capital Management—Analyst

        All right and last, now that the deal's been out in the market for 2 or 3 weeks, what are you hearing from the trade?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        All good stuff. I think that we were hearing the kinds of messages that we expected that it's a great opportunity for them to partner with a national off-mall retailer in this space. The brand building potential is huge and our focus on going back in and really ramping up the Sport Authority's remodel program, I think everybody thinks it's a great deal so we have heard nothing but good things—no negative backlash at all. We are pretty excited about that.

Steve Martin—Slater Capital Management—Analyst

        Good and congratulations again.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thank you.

Operator

        Thank you. The next question is from Ronald Chez. Please state your company name followed by your question.

Ronald Chez—Private Investor—Analyst

        Ron Chez, Private Investor. Good morning guys.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Hi, Ron.

Ronald Chez—Private Investor—Analyst

        I would just like to follow up. I was going to ask questions about the opportunities going forward and wanted to follow-up on this last question. The company's combined market cap right now is slightly less than $400m, the two companies?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah.

Ronald Chez—Private Investor—Analyst

        Is that right?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        It's close Ron, I guess.

Ronald Chez—Private Investor—Analyst

        Okay, and we have some significant earnings power going forward that you talked about in the $60m to $75m NAT area. Out there some place when the synergies start to kick in. How are you going to drive, to this last question, how are you going to drive business in the top-line, taking advantage of the opportunities that this merger represents?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Without getting too revealing because we're still in a very competitive business. And I think the...

Ronald Chez—Private Investor—Analyst

        Just in general?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        In general, the upsides here are, if you think about the model we communicated to the street, we clearly didn't give all the synergies that we expected to get out of this. We are going to re-invest in, messaging to the consumer, you'll see significantly ramped up marketing activity from the combined company in the future. Very strategically on a market-by-market basis, where we think there is growth. You will see us leverage the buying power in the private brand power in the two companies to really give the consumers a real strong message about value and assortment from this company. And I think it is a very powerful combination. It is the private brand business from the Sports Authority side that is very strong. Our private brand apparel business is very strong and we expect that to be 10% of revenues and the balance of the business from a branded standpoint, I think it puts us in a position to give the consumers stellar values at retail, capture market share [from increased advertising] and we have lot of money in this model to ramp up the message to the consumers. And I think we will do it. We are not going to spend it in the markets where we have one store, Ron. We are going to spend on markets where we have lot of stores and make us top of mind—the top of mind retailer in the market place. You have been around as a shareholder for a long time, you saw what we did in the Sportmart transaction where we really ramped up the consumer messaging. It worked for us, it is one thing that's converted California from what was a cash drain in the Sportmart chain, one of the most profitable markets in the company for us and that with the better brand, which we expect to be able to add to the Sports Authorities mix, I think it all gives the combined company a lot of excitement and a lot of reasons for the consumer to continue to shop with us more often than other competitors.

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        Hi Ron, one last one and I think this is big one, again and when we talk about our winter sports dominance in the fact that, in the fields of snow-boards and skis, were, probably significantly bigger than the next closest player. The advantage we bring to this too, that I think can help the top-line is, if you look what happened in the northeast this year and how cold and snowy it was and I tell you we would have died for that kind of weather. And we didn't get it. But I tell you one thing that I see that comes out of this thing is that we brought this point up couple of times. It snows somewhere, every year. So, the advantage we get is, if the western US has had two years of either of drought or just warm weather, it's not going to be that way all over the country. That's a big plus. I think the other plus that comes out of this, from the top line stand-point, we're not rooting for the Avalanche every year or the Broncos, I mean it becomes a deal, you become such a national player that every year you win a Super Bowl and so, from a team apparel business, it's a win-win for the combined company going forward.

Ronald Chez—Private Investor—Analyst

        Did you not, just to follow up on something Doug said, did you not say, Doug, combined company to drive to 10% private label business?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah.

Ronald Chez—Private Investor—Analyst

        What would be together today, maybe 5%, if you looked at the two together?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Yeah, it's probably pretty good math, five or six.

Ronald Chez—Private Investor—Analyst

        So you are talking about the 500 basis to 400-500 bass point improvement there?

Thomas Hendrickson—Gart Sports Company—CFO, EVP, Treasurer

        And that is a subject of significantly higher margin.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        And Ron, a lot of just kind of easier flip out the vendor, flip in the private brands stuff. It's a real opportunity and I think the fact that the companies can have a network of warehouses across the country to be able to replenish directly to the stores from all hold back and makes private brand business much easier to execute and much more viable.

Ronald Chez—Private Investor—Analyst

        One more, broad qualitative question. As you look at this deal today, going forward, I know part of the value here are the synergies that you expect to realize. How would you quantify the synergies to be realized versus the top line opportunities to be realized?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        I think what we have done in the all the numbers that we have given everybody is what we have defined as cost synergies, we haven't really given anybody a vision on margin. If you look at what we have given the world is that $15m, number margin expansion in 2005, which I think is business practices and I don't think what we really want to do today is give anybody any kind of illusionary guidance that's inflammatory about what we think the business will be. We clearly, I think the message should be that we have a lot of money built into the model, say from synergies that are larger than we have given to the world [regarding advertising savings] to drive the top line in this business and there are lot of ways to do it from enhancements in consumer messaging to better values, we got a lot of dry powder in the margin line here and we think it's, we think margin, you know top line growth can be part of the business, I don't think we ought to guide to it today.

Ronald Chez—Private Investor—Analyst

        Transition teams are being put in place now?

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        We have started to work on the org charts together and I think we are and will continue to do everything that we can legally as a company prior to closing the transaction to make sure that we have got a smooth integration of the businesses. We will continue to see us work towards that. We expect to put an integration team to work on business functional processes together next week and I think that we will be in great shape to close this transaction and move forward quickly to put the two companies together.

Ronald Chez—Private Investor—Analyst

        And continued good luck guys.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thanks Ron.

Operator

        Thank you. Ladies and gentlemen, if there are any additional questions, please press the star followed by the one at this time. As a reminder, if you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment please for the next question. And gentlemen, there are no further questions at this time. Please continue.

Doug Morton—Gart Sports Company—Chairman of the Board—President—CEO

        Thank you all for joining our fourth quarter and year-end conference call. We will continue to communicate our progress on the Sports Authority transaction. We look forward to speaking to you at the end of Q1. Thank you.

Operator

        Thank you sir. Ladies and gentlemen, this concludes Gart's fourth quarter and year-end results conference call. Thank you for participating. You may now disconnect.

DISCLAIMER

        CCBN reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

        In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

        THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES CCBN OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2002, CCBN, Inc. All Rights Reserved.

        The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

        GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed below.

        Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart Sport's Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS

Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
aelliott@gartsports.com

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer
and Chief Financial Officer
T: 954-677-6360

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